United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
October 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

MINUTES OF THE EXTRAORDINARY MEETING OF THE FISCAL COUNCIL OF VALE S.A. (RECF-08/11-12)
On October 11, 2011, met extraordinarily at the Vale SA headquarters, located at Avenida Graça Aranha, 26, Rio de Janeiro (RJ), members of the Fiscal Council undersigned, to analyze the Administration’s Proposal, concerning the payment of shareholders remuneration (2nd installment and additional), to be submitted to the Board of Directors, according to the DDE-0470/2011. At the request of the Fiscal Council, has been made ??an explanation about the cash situation of the Company vis-à-vis its future financial commitments and investment, and also as a reference the recent developments in capital markets. At the end of the meeting was issued “OPINION OF THE FISCAL COUNCIL ABOUT THE EXTRAORDINARY SHAREHOLDERS REMUNERATION”, attached to this Minute.

Marcelo Amaral Moraes Director	Arnaldo José Vollet Director

Aníbal Moreira dos Santos Director	Antônio Henrique Pinheiro Silveira Director

OPINION OF THE FISCAL COUNCIL ABOUT EXTRAORDINARY SHAREHOLDERS REMUNERATION
The Fiscal Council of Vale SA, in the exercise of their legal and statutory duties — having examined (i) the Management Proposal for payment of remuneration to shareholders (2nd installment and additional), according to the DDE-0470/2011, and (ii) the material forwarded by the financial department of the Company — is of the opinion that it is in condition to be assessed by the Board of Directors of the Company.
Rio de Janeiro, October 11, 2011.

Marcelo Amaral Moraes President	Arnaldo José Vollet Director

Aníbal Moreira dos Santos Director	Antônio Henrique Pinheiro Silveira Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: October 18, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations